The Registration Statement file # 333-85948 is being withdrawn pursuant to a stop order consented to by the Registrant, Rosenfeld, Goldman & Ware, Inc. and the Securities and Exchange Commission. The stop order suspends the effectiveness of the Registration Statement on Form S-8 file # 333-85948 until supplemental information is provided by the registrant. There have been no sales of the securities registered under this registration statement.







/s/ Investment Technology, Inc.
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Investment Technology, Inc.